[ING FUNDS LOGO]

August 16, 2012

VIA EDGAR CORRESPONDENCE

Mr. Jason Fox

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C.  20549

Re:                             ING Partners, Inc. (File Nos. 333-32575; 811-08319);

ING Investors Trust (File Nos. 33-23512; 811-5629);

ING Variable Portfolios, Inc. (File Nos. 333-05173; 811-7651);

ING Variable Insurance Trust (File Nos. 333-83071; 811-9477); and

ING Variable Products Trust (File Nos. 33-73140; 811-9477)

(each a “Registrant” and collectively the “Registrants”)

Dear Mr. Fox:

This letter responds to comments provided by the Securities and Exchange Commission (“SEC”) and Staff via telephone on June 27, 2012 to Jay Stamper, Dorothy Roman, and Tin Bui, regarding the December 31, 2011 Form N-CSRs of the above referenced Registrants.  The Staff’s comments are reproduced below together with our responses.

In addition, attached is the requested Tandy Letter (Attachment A).

Comments with Respect to all Registrants

1.                                       Comment:  With respect to the Form 17f-2 exam report, the Staff commented that the report was dated for the current period but the period of the exam was two years prior.  The Staff requested an explanation as to the lag in time from the exam to the filing and why these weren’t being filed in a timely manner.

Response:  In 2003, the majority of the mutual funds within the ING Fund complex, including certain of the Registrants referenced in this letter, appointed The Bank of New York Mellon (“BNYM”) to provide fund accounting and custody services. In late 2006, management (“Management”) of ING Funds Services, LLC the administrator to the portfolios of the Registrants, identified that Rule 17f-2 (the “Rule”) may apply to the mutual funds in the ING Fund complex (“ING Funds”) due to the fact that BNYM utilizes certain ING affiliates (“ING Banks”) in its worldwide sub-custodian network.  ING Investments, LLC and Directed Services LLC serve as the investment advisers to the ING Funds.  These two companies and the ING Banks are under common ownership within ING Groep, N.V.  The ING Funds may be subject to the Rule if they own securities in those countries in which an ING affiliate serves as sub-custodian.  With the assistance of legal counsel, it was determined that although Rule 17f-2 did not specifically contemplate this type of arrangement, it also did not specifically exclude it from the examination requirement.  Therefore, beginning in 2007, Management endeavored to complete the required examinations from 2003 through 2007 and to complete these examinations on an annual basis thereafter.

Rule 17f-2 requires the securities subject to the Rule be verified by actual physical examination by an independent public accountant retained by the investment company at least three times during each fiscal year.  Virtually all securities held by fund custodians are now in electronic format versus actual paper certificates, so a physical examination has been replaced with a three-step confirmation process.   The independent public accountant (the “Auditors”) must confirm ownership of the securities with the local U.S. custodian, the foreign sub-custodian and the local depository in that foreign country.

In order to improve efficiency and minimize the costs to be borne by the shareholders of the funds for these examinations, the Auditors send the confirmation requests to the various parties once a year for all three examination periods chosen by the Auditors without advanced notice.  Management and the Auditors have encountered a great deal of difficulty receiving confirmations from all of the local depositories on a timely basis.  The Auditors work with Management to regularly follow-up on open confirmation requests with our custodian bank in the U.S. as well as our sub-custodian contacts in the various foreign countries.  However, the Auditors and Management do not have any direct relationship with the local depositories and, as a result, the Auditors and Management have little to no leverage with these entities to compel them to respond to the confirmation requests of the Auditors in a timely fashion.

These examinations can take several months to complete, if not longer, but Management notes that upon final completion of each year’s examination, Management promptly files the completed Form N-17f-2 along with the required auditor examination certificate as required by the Rule.  Also, Management notes that all completed examinations have contained no exceptions.

2.                                       Comment:  With respect to the ING Funds’ website, the Staff noted that it appears that you cannot access all of the funds from the dropdown menu.

Response:  While all of the portfolios are listed on the website (www.ingfunds.com/vp/literature), the Registrants will correct the drop down menu on the web page to ensure that all portfolios are included in the drop down menu.

ING Partners, Inc.

3.                                       Comment: The Staff requested that the Registrant provide an explanation as to why certain of the Registrant’s portfolios have significant sector investments, but there isn’t corresponding investment strategy and risk disclosure in these portfolios’ prospectuses.  The Staff listed the portfolios below as examples:

ING American Century Small-Mid Cap Value Portfolio — 27.1% in Financials

ING Columbia Small Cap Value II Portfolio — 31.4% in Financials

ING Davis New York Venture Portfolio — 29.8% in Financials

ING T. Rowe Price Growth Equity Portfolio — 35.6% in Information Technology

Response:  The Registrant appreciates the Staff’s comment and with respect to ING Davis New York Venture Portfolio, the portfolio’s investment strategy currently states “the Portfolio historically has invested a significant portion of its assets in the financial services sector.”  In addition, with respect to the other funds referenced above, “Focused Investing” risk which is included in the statutory section of the portfolio’s prospectuses does provide a description of the potential impact of a portfolio focusing its investments in a sector. However, in conjunction with the annual update the Registrant will consider revising its investment strategies and risks in the summary section of the prospectus for these portfolios should they continue to be focused in a particular sector.

4.                                       Comment:  The Staff noted that in reviewing the financial highlights for ING PIMCO Total Return Portfolio, the portfolio turnover rate is high.  The Staff requested that the Registrant provide an explanation as to why a high portfolio turnover rate is not discussed or disclosed in the portfolio’s investment strategies and risks.  The Staff also noted that there was a significant increase in the portfolio turnover rate in 2011 and decrease in the portfolio turnover rate yet there were no explanations included in the portfolio’s SAI.  Last, the Staff also requested that the Registrant provide an explanation as to why the portfolio turnover rate for this portfolio is higher than that of other funds sub-advised by PIMCO.

Response:  The Registrant appreciates the Staff’s comment, but notes that there is language included in each portfolio’s summary prospectus and the summary section of the statutory prospectus as required by Item 3 of Form N-1A which explains “portfolio turnover” as well the impact or risks of a high portfolio turnover rate. The prospectus language is included below:

“The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transactions costs. These costs, which are not reflected in Annual Portfolio Operating Expenses or in the Expense Examples, affect the Portfolio’s performance.”

With respect to portfolio turnover explanations required by Item 16(e) of Form N-1A to be included in the portfolio’s SAI, the Registrant has developed an internal “threshold” of a “significant variation” in a portfolio’s portfolio turnover rate from year to year of 33%. That being said, the decrease in the portfolio’s portfolio turnover rate from the fiscal year ended 2009 to 2010 was 24% and therefore no explanation was included.  The increase in the portfolio turnover rate from the fiscal year ended 2010 to 2011, was 40% and an explanation should have been included. The Registrant will supplement the portfolio’s SAI to include an explanation.

Finally, with respect to the portfolio turnover rate of this portfolio being higher than other portfolios sub-advised by PIMCO, the Registrant notes that while PIMCO may sub-advise other funds in a similar style, myriad factors such as a portfolio’s cash flows, or the specific types of investments it makes, among other things, could be reasons for the differences in portfolio turnover rates.

5.                                       Comment:  The Staff noted the following Note 2 to the Notes to the Financial Statements “As of December 31, 2011, the maximum amount of loss that … Global Bond and PIMCO Total Return would incur if the counterparties to its derivative transactions failed to perform would be $7,641,464, and $15,691,671, respectively, which represents the gross payments to be received by the portfolio’s on open swaps, forward foreign currency transactions, and purchased swaptions were they to be unwound as of December 31, 2011.” The Staff requested information as to what was the source of the loss numbers for ING PIMCO Total Return and ING Global Bond Portfolios?

Response:  The source of this information is the ASC 815 (FAS 161) tables at the end of the Portfolio of Investments. The comment refers to the maximum risk of loss to each respective portfolio if the counterparties failed to perform on any outstanding OTC derivatives as of 12/31/11. All values are on the balance sheet for each portfolio, however, the ASC 815 tables provide a detailed breakdown (for example, ING Global Bond Portfolio total of $7,641,464 is presented in the ASC 815 table as follows:  (1) foreign exchange contracts, investments in securities at value, fair value at $1,065,791; (2) foreign exchange contracts unrealized appreciation on forward foreign currency contracts fair value at $4,529,350; and (3) interest rate contracts, unrealized appreciation on swap agreements fair value at $2,046,323. The sum of these three components totals $7,641,464).

6.                                       Comment:              The Staff requested that the Registrant provide the percentage amounts of the DSL contractual fee waivers for the applicable portfolios referenced in Note 4 to the “Notes to the Financial Statements.”

Response:             The advisory fee reduction is based on 50% x (the former sub-advisory fee minus the new sub-advisory fee).  The percentage of the contractual advisory fee waivers may change depending on the respective sub-advisory fees (fees which are not a fund expense) reduction and therefore was not included.

ING Investors Trust

7.                                       Comment:  The Staff requested that the Registrant provide an explanation to why ING Pioneer Mid Cap Value Portfolio is showing a significant investment in a sector (32% in the financials’ sector) but there isn’t corresponding investment strategy and risk language in the portfolio’s prospectuses.

Response:  Similar to the response to Comment #3 above, the Registrant appreciates the Staff’s comment and notes that “Focused Investing” risk which is included in the statutory section of the portfolio’s prospectuses does provide a description of the potential impact of a portfolio focusing its investments in a sector. However, in conjunction with the annual update the Registrant will consider revising its investment strategies and risks in the summary section of the prospectus for the portfolio should it continue to be focused in a particular sector.

8.                                       Comment:  The Staff noted that in reviewing the financial highlights for ING PIMCO Total Return Bond Portfolio, the portfolio turnover rate is high.  The Staff requested that the Registrant provide an explanation as to why a high portfolio turnover rate is not discussed or disclosed in the portfolio’s investment strategies and risks.  The Staff also noted that there was a significant increase in the portfolio turnover rate in 2011 yet there were no explanations included in the portfolio’s SAI.  Last, the Staff also requested that the Registrant provide an explanation as to why the portfolio turnover rate for this portfolio is higher than that of other funds sub-advised by PIMCO.

Response:  As noted above in response to Comment #4 above the Registrant believes the disclosure with respect to “portfolio turnover” in the summary prospectus and summary section of the statutory prospectus describes portfolio turnover and the potential risks or impact of a high portfolio turnover rate.

Also, as noted in response to Comment #4 above the Registrant’s threshold to determine a “significant variation” in a portfolio’s portfolio turnover rate is 33% and the increase in the portfolio rate from the fiscal year ended 2010 to 2011 was approximately 30%. Therefore no explanation was included in the portfolio’s SAI.

Finally, with respect to the portfolio turnover rate of this portfolio being higher than other portfolios sub-advised by PIMCO, the Registrant notes that while PIMCO may sub-advise other funds in a similar style, myriad factors such as a portfolio’s cash flows, or the specific types of investments it makes, among other things, could be reasons for the differences in portfolio turnover rates.

9.                                       Comment: The Staff requested that the Registrant provide more detail with respect to ING Global Resources Portfolio’s “Sector Diversification” disclosed in the “Portfolio of Investments.”  For example, “Energy” could have more detail.

Response:  For the 2011 annual period, the two industries within the Energy sector are 25.9% of the portfolio’s net assets in Energy Equipment & Services and 56.6% of net assets in Oil, Gas & Consumable Fuels.  The two industries within Materials sector are 14% of net assets in Metals & Mining and 1.4% of net assets in Paper & Forest Products. The Registrant will include industry detail in future filings for the portfolio.

ING Variable Portfolios, Inc.

10.                                 Comment:  The Staff requested that the Registrant provide supplemental information on the level 3 securities that were reported in the Summary Portfolio of Investments for ING Australia Index Portfolio.

Response:  The ING Pricing Committee fair valued Bow Energy (Sedol B0700Q8) on 12/23/11 when the Federal Court in Australia approved the acquisition of Bow Energy by Arrow Energy. When this occurred, the local exchange halted trading of the security. At that time, the ING Pricing Committee approved fair valuing the security at its last traded price until trading resumed. Since trading hadn’t resumed at 12/31/11 and the security was still being priced using the last traded price on 12/23/11, the security was considered a Level 3 security in the fair value hierarchy.

ING Variable Insurance Trust

11.                                 Comment:              The Staff commented that the Form 17f-2 for this Registrant was filed on or about October 31, 2008.  The Staff requested that the Registrant provide an explanation as to why there has been such a lag in filing.

Response:             Please see response to Comment #1 above. Additionally, the filing for this Registrant on or about October 16, 2008 was for the 2006 17f-2 examination for the ING VP Global Equity Dividend Portfolio.  This fund liquidated on April 25, 2008 and it was not subject to the 17f-2 examination after 2006.  There have been no other 17f-2 filings required for this Registrant to date.

ING Variable Products Trust

12.                                 Comment:  The Staff commented that the Form 17f-2 for this Registrant was filed on or about January 27, 2009.  The Staff requested that the Registrant provide an explanation as to why there has been such a lag in filing.

Response:  Please see response to Comment #1 above. Additionally, the filing for this Registrant on or about January 22, 2009 was for the 2007 17f-2 examination for the ING VP International Value Portfolio (the “Fund” currently named ING International Value Portfolio).  The only securities under examination for the Fund were held in ING Bank-Netherlands.  Effective March 31, 2008 ING Bank-Netherlands was no longer a sub-custodian for The Bank of New York Mellon.  Therefore, in 2008 and in the subsequent years, none of the Funds in this Registrant have been subject to an annual 17f-2 examination.

*  *  *  *  *  *  *  *

If you have any additional comments or questions regarding this letter, please contact Todd Modic, at 480-477-2190 or the undersigned at 480-477-2649.

Very truly yours

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

[ING FUNDS LOGO]

August 16, 2012

VIA EDGAR

Mr. Jason Fox

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	ING Partners, Inc. (File Nos. 333-32575; 811-08319);
ING Investors Trust (File Nos. 33-23512; 811-5629);
ING Variable Portfolios, Inc. (File Nos. 333-05173; 811-7651);
ING Variable Insurance Trust (File Nos. 333-83071; 811-9477); and
ING Variable Products Trust (File Nos. 33-73140; 811-9477)
(each a “Registrant” and collectively the “Registrants”)

Dear Mr. Fox:

The Registrants listed above are responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments
cc:	Jeffrey Puretz, Esq.
Dechert LLP